Delisting Determination, The Nasdaq Stock Market, LLC, June 3, 2024, Ace Global Business Acquisition Limited
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Ace Global Business Acquisition Limited, effective at the opening of the trading session on June 13, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to IM-5101-2.
The Company was notified of the Staff determination on March 28, 2024. On April 3, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
A hearing on the matter was scheduled for May 23, 2024. On May 22, 2024, the Company withdrew its appeal. The Company securities were suspended on May 24, 2024. The Staff determination to delist the Company securities became final on May 24, 2024.